www.sheppardmullin.com 379 Lytton Avenue | Palo Alto, CA 94301 650.815.2640 office | 650.815.2601 fax

Writer’s Direct Line: 650-815-2640 Writer’s Direct Fax: 650-815-4653 llehot@sheppardmullin.com

March 28, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Max A. Webb

J. Nolan McWilliams

Patrick Kuhn

Doug Jones

Re:	CHC Helicopter S.A.
Registration Statement on Form S-4
Filed January 18, 2012
File No. 333-179072

Dear Mr. Webb:

In connection with the Offer to Exchange $1,100,000 aggregate principal amount of 9.250% Senior Secured Notes due 2020 of CHC Helicopter S.A. (the “Company”) for all of the Company’s outstanding unregistered 9.20% Senior Secured Notes due 2020, on behalf of the Company and other registrants related thereto, we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4, together with the exhibits thereto (as amended, the “Registration Statement”), initially filed with the Commission on January 18, 2012 (Commission file no. 333-179072).

This letter sets forth the Company’s responses to comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated February 14, 2012 (the “Comment Letter”) relating to the Registration Statement. For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response to a particular comment set out immediately under such comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. When indicated, the responses described below are contained in Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Also enclosed, for the convenience of the Staff, are two copies of Amendment No. 1 marked to show changes from the Registration Statement filed on January 18, 2012.

Forward Looking Statements, page iii

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides to not apply to statements made in connection with the offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Response: In response to the Staff’s comment, we have deleted the reference to the safe harbor. Please see page iii of Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

2.	Please balance your summary discussion by disclosing in the opening paragraphs your net losses for the last three fiscal years and most recent interim period.

Response: In response to the Staff’s comment, we have amended the Registration Statement to balance the summary discussion by disclosing in the opening paragraphs the Company’s net losses for the last three fiscal years and most recent interim period. Please see page 1 of Amendment No. 1.

3.	Please substantiate that your helicopter services “are essential” to production from oil and gas platforms or revise to characterize as your belief.

Response: In response to the Staff’s comment, we have revised the discussion regarding the Company’s helicopter services in connection with oil and gas production platforms. Please see page 1 of Amendment No. 1.

Helicopter Services, page 1

4.	We note your statement that your “five-year rolling average was 0.35 accidents per 100,000 flight hours.” Please tell us how you calculate your accident rate and other material safety metrics, including whether your safety metrics are measured and reported by reference to internal, regulatory, or industry standardized definitions and metrics. Additionally, please provide us with support for your statement on page 3 that you have an “industry-leading” safety record.

Response: In response to the Staff’s comment, we have revised the discussion regarding the accident rate. Please see page 2 of Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

In addition, the Company has revised the disclosure regarding its safety record to characterize such statement as its belief and has removed references to the safety record being “industry-leading.” Please see page 3 of Amendment No. 1.

Competitive Strengths, page 3

5.	Please remove “proven” from the first bullet point of this section. Revise the first bullet point on page 78 in this manner as well.

Response: In response to the Staff’s comment, we have revised the first bullet point of each section to delete “proven”. Please see page 3 and page 84 of Amendment No. 1.

6.	Please revise the second sentence of the third bullet point of this section by characterizing this as your belief or provide us with the third party support for the statement.

Response: In response to the Staff’s comment, we have revised the second sentence of the third bullet point of each section. Please see page 3 and page 84 of Amendment No. 1.

Retention of Asset Value in Our Owned Fleet, page 4

7.	Please disclose the carrying value of the assets for which the estimated fair market value is provided for relative perspective.

Response: In response to the Staff’s comment, we have disclosed that the estimated fair market value of the assets approximates net book value. Please see page 4 and page 85 of Amendment No. 1.

Risk Factors, page 20

8.	Only known material risks should be discussed in the risk factors section. If a risk is not known or deemed material, it should not be referenced here. Please revise the last sentence of the introductory paragraph accordingly.

Response: In response to the Staff’s comment, we have revised the last sentence of the introductory paragraph. Please see page 20 of Amendment No. 1.

Risks Related to Our Business, page 34

We rely on a limited number of large offshore helicopter support contracts, page 34

9.	Please identify the customer referenced in this risk factor.

Response: In response to the Staff’s comment, we have revised this risk factor. Please see page 34 of Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Management’s Discussion and Analysis, page 51

Market Outlook, page 52

10.	Please discuss in greater detail the material components of your broad transformation initiatives. Disclose the key remaining milestones and estimated severance, termination, and other costs to be incurred as you continue to implement these initiatives.

Response: In response to the Staff’s comment, we have revised this disclosure to expand our discussion of our broad transformation initiatives. Please see page 53 of Amendment No. 1.

In addition, the Company supplementally confirms that it is unable to estimate the remaining costs of severance, termination and other costs to be incurred to complete and implement our initiatives as the Company is still investigating a number of different implementation alternatives.

Results of Operations, page 54

Six Months Ended October 31, 2011 Compared to Six Months Ended October 31, 2010, page 54

11.	Throughout your discussion, please expand your disclosure to quantify and analyze each identified factor contributing to a change in your various revenue and expense categories. As examples, you disclose that Helicopter Services revenue increased due primarily to new flying contracts and flying hours on existing contracts in the Western North Sea, the Americas and Australasia offset by a decrease in the Africa-Euro Asia region due to a decrease in the aircraft deployed in Nigeria as the business continues to transition to a new partnership, and MRO revenue increased due primarily to an increase in engine work offset by a decrease in airframe activity, without quantifying any of these factors or explaining why engine work increased and airframe activity decreased. Refer to Section 501 of the Financial Reporting Codification for further guidance.

Response: In response to the Staff’s comment, we have revised the disclosure in the Registration Statement. Please see pages 54-59 of Amendment No. 1.

12.	Please explain what the transition to a new partnership for the business conducted in Nigeria mentioned here and on page 56 means and why this has a material impact on your revenues.

Response: In response to the Staff’s comment, we have amended the Registration Statement to explain the transition to a new partnership for the business conducted in Nigeria. Please see page 55 and page 58 of Amendment No. 1.

13.	Please describe and quantify on a comparative basis the most significant components of “Direct costs” so that investors may have an understanding of what these costs consist and the contribution of each component.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see pages 55-56 of Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

14.	Please disclose whether the increase in aircraft leasing costs evidences a trend which you expect to continue in the immediate future. We note in this regard your disclosure on page 3 that you have modernized your fleet and have significant orders for new technology aircraft.

Response: In response to the Staff’s comment, we have amended the Registration Statement to describe the Company’s belief regarding expected future aircraft leasing costs. Please see page 56 of Amendment No. 1.

15.	Please describe and quantify on a relative basis the factors that contributed to the changes in the EBITDAR margin percentage between comparable periods for segmented results and the reason for the effect.

Response: In response to the Staff’s comment, we have amended the Registration Statement to describe and quantify on a relative basis the factors that contributed to the changes in the EBITDAR margin percentage between comparable periods for segmented results and the reason for the effect. Please see pages 58-59 of Amendment No. 1.

Revenue, page 57

16.	Please detail for us your third party leasing arrangements in the Corporate segment mentioned under revenue on page 57.

Response: In response to the Staff’s comment, we have amended the Registration Statement to describe the third party leasing arrangements in the Corporate segment. Please see pages 59-60 of Amendment No. 1.

In addition, the Company supplementally confirms to the Staff that the revenues earned in the Corporate segment are incidental revenues earned from time to time by the Company when it has idle aircraft available that are not currently on a customer contract for the provision of flying services.

Income Tax Recovery (Expense), page 58

17.	Please discuss the reasons for a change in the effective tax rate of 34.7% for fiscal 2011 from 14.1% for fiscal 2010.

Response: In response to the Staff’s comment, we have amended the Registration Statement to discuss the reasons for the change in the Company’s effective tax rate. Please see pages 57-58 and 62 of Amendment No. 1.

Financial Condition and Sources of Liquidity, page 64

Analysis of Historical Cash Flows, page 64

U.S. Securities and Exchange Commission, Division of Corporation Finance

18.	Please quantify each factor indicated as the reason for the variance in cash flows between comparative periods.

Response: In response to the Staff’s comment, we have amended the Registration Statement to quantify each factor indicated as the reason for the variance in cash flows between comparative periods. Please see pages 68-69 of Amendment No. 1.

19.	Please note that references to results of operations, which is prepared on the accrual basis of accounting, noncash items and working capital movements do not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Please revise your disclosure to discuss the factors that directly affected cash of operating activities for each comparative period presented. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see page 68 of Amendment No. 1.

20.	Please disclose the reason you have used cash in operating activities and for the level of cash used in each of the six months ended October 2011 and 2012. Discuss whether the cash used in the current period is a trend that you expect to continue.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see page 68 of Amendment No. 1.

Liquidity and Sources of Liquidity, page 66

21.	Please expand your disclosure to include a discussion on your ability to generate sufficient cash flow to meet your debt obligations. We note from page 19 that earnings were insufficient to cover fix charges for all periods presented in your filing. We also note your risk factor on page 20 that you may not be able to generate sufficient cash flow to meet your debt obligation. Your revised discussion should address these matters.

Response: In response to the Staff’s comment, we have amended the Registration Statement to include a discussion on the Company’s beliefs regarding its ability to generate sufficient cash flow to meet its debt obligations. Please see page 70 of Amendment No. 1.

22.	Please quantify the extent to which your cash requirements have increased because of higher interest payments on the notes and revolving credit facility.

Response: In response to the Staff’s comment, we have amended the Registration Statement to quantify the extent to which the Company’s cash requirements have increased because of higher interest payments on the notes and revolving credit facility. Please see page 70 of Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Critical Accounting Policies, page 70

23.	Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to the “Goodwill, intangible and other long-lived asset impairment” disclosure, it appears the significant judgment and uncertainty is the accuracy of the estimate of future cash flows. However, your disclosure does not address how you made such judgment or how accurate the key assumption of future cash flows has been, particularly given the regularity of impairments you reported in the periods presented. Other critical estimates you have presented indicate that significant estimates, judgments and assumptions exist but either without detail of what these are or the factors underlying those items that are provided. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Please note that disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response: In response to the Staff’s comment, we have considered the guidance in Section V of Interpretation: “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and amended the Registration Statement accordingly. Please see pages 75-79 of Amendment No. 1.

Business, page 75

Helicopter Services, page 76

24.	Please reconcile your disclosure that oil and gas production customers and SAR and EMS services provide you with “a stable and predictable revenue stream” with your risk factor disclosure on page 20 that you expect your earnings and cash flow to vary significantly “due to the cyclical nature of [y]our industry.” Please revise your summary discussion on page 2 in this manner as well. Additionally, please revise your MD&A to discuss all known trends and uncertainties relating to the cyclical nature of your industry that could materially affect your results of operations.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see page 2, page 52 and page 82 of Amendment No. 1.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Our Customers, page 77

25.	Please quantify the percentage of revenues attributable to each of Statoil and Petrobas.

Response: In response to the Staff’s comment, we have amended the Registration Statement to quantify the percentage of revenues attributable to each of Statoil and Petrobas. Please see page 83 of Amendment No. 1.

Repair and Overhaul, page 81

26.	Please substantiate the fifth sentence of the second paragraph on page 82 or revise to characterize as your belief.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see page 88 of Amendment No. 1.

Management, page 87

27.	Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, we have amended the Registration Statement. Please see pages 93-94 of Amendment No. 1.

Consolidated Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-3

28.	We note that the accountant’s report included in your filing is missing the conformed signature (name) of the independent registered public accounting firm. Please amend your filing to provide an accountant’s report with a conformed signature.

Response: In response to the Staff’s comment, we have amended the Registration Statement to include the conformed signature. Please see page F-3 of Amendment No. 1.

Notes to Consolidated Financial Statements, F-10

Note 2: Significant accounting policies, page F-10

(e) Revenue, page F-12

(ii) Maintenance and repair and overhaul, page F-12

29.

Please clarify for us and in your disclosure how you determine the amount of revenue to recognize for the portion of a contract that is for R&O services that are recognized into revenue on a monthly basis to reflect ongoing routine maintenance services provided and the amount of revenue to recognize for the portion of the contract that is for scheduled

U.S. Securities and Exchange Commission, Division of Corporation Finance

major component overhauls that is recognized into revenue when the overhauls are completed. In other words, tell us and disclose the basis upon which the amount of revenue is allocated to these separate revenue activities of a contract in which the timing of recognition of each differs from one another.

Response: The Company supplementally advises the Staff that it enters into long-term Power by Hour (“PBH”) contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer-owned engines and components. Under these contracts, customers pay the Company a fixed fee per hour flown and the Company provides R&O services for the customers’ engines and components over the specific terms of the contract. These R&O contracts contain the following deliverables:

1. predetermined major component overhauls at specific intervals based on hours flown, and

2. unscheduled ongoing routine maintenance on major and non-major components.

Each deliverable is treated as a separate unit of accounting in accordance with the guidance in Accounting Standards Codification (ASC) 605-25-25-5. The requirements at ASC 605-25-25-5 are met for each deliverable because both the scheduled major overhaul and the unscheduled ongoing routine maintenance have value to the customer on a stand-alone basis, there is objective reliable evidence of the value of the major component overhauls (the undelivered item) and there is no general right of return in the contract.

Prior to our adoption of the guidance in Accounting Standard Update 2009-13, the Company allocated revenue to the two separate units of accounting using the residual value method permitted under ASC 605-25-30-2. Under this method, the fair value of the scheduled major overhaul was determined by using vendor-specific evidence based on the price charged for a major overhaul when it is sold separately by the Company. We selected the residual value method because the unscheduled ongoing routine maintenance is not sold separately on a per-flight-hour basis by the Company. There is no vendor-specific objective evidence or third party evidence available for ongoing routine maintenance.

Subsequent to the adoption of the guidance in Accounting Standard Update 2009-13, the Company began allocating revenue to the ongoing routine maintenance and scheduled major overhauls using the relative selling price method. The Company bases its estimate of the selling price of scheduled major component overhauls on the price charged for an overhaul when it is sold separately (i.e. using vendor specific objective evidence) and uses management’s best estimate of selling price for the ongoing routine maintenance unit of account.

Management’s best estimate of selling price for the ongoing routine maintenance unit of account is determined based on detailed cost budgets for the expected costs of providing maintenance over the term of the contract plus a target margin. The margin used is determined by taking into account a number of considerations such as the type of aircraft, the geography in which the aircraft is operating, the customer to whom the services are being provided and historic experience of the prices which the Company has been able to negotiate for different PBH and overhaul arrangements. Application of the relative selling price method required in Accounting Standard Update 2009-13 did not produce a different result from the residual value

U.S. Securities and Exchange Commission, Division of Corporation Finance

approach used under previous guidance because the relative selling price estimated by management approximates the value allocated to the ongoing routine maintenance under the residual value method.

In addition, in response to the Staff’s comment, the Company has modified the disclosure to clarify its revenue recognition policy for PBH contracts. Please see page F-12 and page F-13 of Amendment No. 1.

(m) Leases, page F-15

(iii) Embedded equity in lease contracts, page F-16

30.	We note from disclosure in note 8 that “embedded equity in lease contracts” have a definite life. Please explain to us why you have not amortized this intangible asset pursuant to Accounting Standards Codification 350-30-35-6.

Response: The Company supplementally advises the Staff that it recognized the embedded equity in lease contracts on the acquisition of the Predecessor, which represents the excess of the fair value of the leased aircraft on the date of acquisition over the fixed lease buyout prices (“purchase options”) contained in certain aircraft operating leases.

Embedded equity is not amortized as management does not consider the value of the embedded equity to be used up over time. Instead, the recoverability of the embedded equity is dependent on aircraft values, which are impacted by market conditions, including demand for certain aircraft types and changes in technology arising from the introduction of newer, more efficient aircraft. The recoverability of the embedded equity is also impacted by management’s fleet plans and its intentions as to whether or not to purchase the aircraft. The Company tests embedded equity for impairment on an annual basis or more frequently if there are impairment indicators. In the event that a purchase option is exercised, the embedded equity is added to the carrying value of the purchased asset. Embedded equity that is determined to be impaired or relates to an aircraft that is not purchased before the end of an aircraft operating lease is recognized as an expense in the statement of operations.

The Company’s accounting treatment is supported by Ernst and Young’s guidance which is contained in their Financial Reporting Developments and publications on the application of FASB Statement 141 (published in July 2007) and on the accounting for Business Combination under ASC 805 (published in September 2011). Section B.61331 – Leases and Section 4.3.4.1.1 – Lessee Accounting of these publications state:

…if a portion of the fair value relates to a lease purchase option, the fair value attributed to the lease purchase option would not be amortized over the term of the lease, but rather would affect the recognized value of the asset upon exercise of the purchase option.

While we consider that the intangible value of the purchase option does have a definite life – equal to the remaining term of the lease – we have not amortized the intangible asset in accordance with the above guidance.

U.S. Securities and Exchange Commission, Division of Corporation Finance

In response to the Staff’s comment, we have inserted two additional sentences to clarify the accounting treatment for this intangible asset. Please see page F-29 of Amendment No. 1.

Note 25: Commitments, page F-52

31.	We note your disclosure in regard to covenant breaches in association with your aircraft leases. In regard to the aircraft leases that you classify as operating, please explain to us your consideration of ASC 840-10-25-14 and whether any of the leases contain default covenants related to nonperformance with any of the conditions indicated in the guidance that may affect lease classification.

Response: The Company supplementally advises the Staff that as part of its lease classification review procedures, the Company analyzes the default provisions in all of its aircraft operating leases against the conditions in ASC 840-10-25-14 at the inception or modification of each lease. Non-performance conditions do exist in the Company’s leases, primarily in the form of financial ratio covenants; however, these financial covenants have been evaluated by the Company and are considered to meet the conditions in ASC 840-10-25-14.

In particular, at the inception or modification of each lease, the Company considers whether it is reasonable to assume that an event of default in relation to a non-performance covenant will not occur, that is, whether the Company meets the condition of ASC 840-10-25-14(d). The Company has never experienced an event of default in relation to non-performance covenants in its operating leases; however, there was a downward revision of estimates of the Company’s financial performance in the period after its acquisition of the Predecessor which led to the renegotiation or waiver of projected defaults on the financial ratio covenants, including debt to EBITDA and EBITDA to net interest payable, in some of its leases. These renegotiations were disclosed in Note 25 to the Company’s April 30, 2011 annual financial statements.

The financial ratios for the Company’s leases were primarily negotiated at the time of its acquisition of the Predecessor and were set to align with the financial ratios in the Company’s Senior Credit Facility that was entered into on September 16, 2008 (and was subsequently refinanced on October 4, 2010). The covenants were set through negotiations between the Company and its financiers based on the Company’s operating budgets. At the time of the acquisition, the Company assessed whether the covenant changes to its operating lease portfolio would result in new leases in accordance with ASC 840-10-35-4. At the date of the modification, the Company determined that the new financial ratios met all of the conditions in ASC 840-10-25-14. Therefore, the Company determined that the leases would not have been classified differently had the changed terms been in effect at lease inception, and so were not considered to be new leases.

In conducting its analysis of the conditions in ASC 840-10-25-14 in relation to the new financial ratios at the time of the acquisition, the Company considered that the ratios were customary in financing arrangements, clearly defined and therefore objectively determinable and based only on the Company and its operations. At the time that the covenants were negotiated,

U.S. Securities and Exchange Commission, Division of Corporation Finance

the Company’s expectation was that it could meet the negotiated covenant levels based on its operating budgets and based on recent trends in the Company’s operations. Management considered it would not default on its covenants and would not have agreed to set the covenants at levels likely to result in a default. As a matter of practice, the Company always considers whether ASC 840-10-25-14(d) is met prior to entering into a financing arrangement and does not close on the arrangement in instances when financial covenant ratios are not considered to be achievable. The covenant amendments disclosed in Note 25 of the Company’s April 30, 2011 financial statements arose because shortly after the acquisition of the Predecessor, global macroeconomic conditions deteriorated and it became clear during fiscal 2010 that the Company would need to negotiate revised covenant levels or risk default on many of its operating leases. The Company entered into discussions with its lessors, and covenant amendments were negotiated and agreed without any event of default taking place

In relation to the Company’s more recently incepted leases, the financial covenant ratios in the leases have been established at levels that the Company is forecasting to meet, and therefore it was concluded that it is reasonable to assume an event of default will not occur at the inception of the lease.

The Company does have events of default that are triggered by a “material adverse change” in certain of its leases and has determined that this clause does not meet all of the conditions in ASC 840-10-25-14 since “material adverse change” is not defined and is therefore considered to be a subjective acceleration clause. As such, for these leases, the maximum amount the Company could be required to pay under an event of default is included in the minimum lease payments at the beginning of the lease term for the purposes of lease classification testing. When entering into new lease arrangements, the Company also considers whether any of its other operating leases contain cross default provisions to the leases that contain a material adverse change clause.

Note 27: Segment information, page F-54

32.	Please advise us of your consideration given to reporting SAR and EMS services as a separate reportable segment. We note on page 1 that, as a percentage of total revenue SAR and EMS revenues were 10% for the six months ended October 31, 2011 and 11% for the fiscal year ended October 31, 2010. Also, on page 2 we note that contracts for SAR and EMS services are generally entered into directly with state and federal governments which may indicate that there may be dissimilar economic characteristics from those of the other transportation services flying operations you provide. Refer to ASC 280-10-50 for guidance.

Response: The Company supplementally advises the Staff that it has considered applicable accounting rules, in addition to the specific items noted by the Staff, and confirms the reportable operating segments for (1) Helicopter Services and (2) Maintenance Repair and Overhaul disclosed in the Registration Statement continue to be the only reportable segments of the Company’s business.

U.S. Securities and Exchange Commission, Division of Corporation Finance

In accordance with ASC 280-10-50-1, an operating segment is a component that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Based on the above criteria, the Company determined that its reportable operating segments are its two operating divisions: Helicopter Services and Maintenance Repair and Overhaul (MRO). In completing its analysis, the Company defined the CODM as the Chief Executive Officer as he has the ultimate responsibility for allocating resources and assessing the results of the Company’s segments. Each of Helicopter Services and MRO has a President that reports directly to the CODM. The information reviewed by the CODM is comprised of reporting packages for each of the Company’s operating segments.

The Helicopter Services reporting package reviewed by the CODM does not contain any discrete financial information with regards to the Company’s SAR and EMS activities and, as such, the Company concluded that the characteristics of ASC 280-10-50-1(b) are not met with regards to SAR and EMS activities. Discrete financial information is not provided to the CODM for SAR and EMS activities because the Helicopter Services business is managed centrally as opposed to on the basis of the different types of flying services that are provided by this business. In addition, the Company’s information systems do not track SAR and EMS activities separately from other flying services below the revenue line. As a result, discrete financial information is not available for SAR and EMS activities and the Company concluded that the characteristics of ASC 280-10-50-1(c) are not met with regards to SAR and EMS activities.

The Company also notes that many of its oil and gas customers are government-owned entities, and, therefore, the customer base of SAR and EMS and oil and gas customers are not dissimilar. In addition, many of the Company’s contracts to provide transportation services to offshore oil and gas platforms actually include SAR and EMS stand-by services as part of the overall service provided to the customer.

The Company included information on its total SAR and EMS revenues in the Registration Statement initially filed with the SEC on January 18, 2012 to provide more information regarding the customers the Company serves. However, this information was not intended to reflect how the business is managed internally. Management views the Helicopter Services segment as a single operating segment due to the centralized strategic management and business processes employed by this operation. The key inputs to the Company’s flying operations are the aircraft and flying crew. Aircraft procurement and deployment is managed centrally with aircraft being deployed to take advantage of the best flying opportunities on a global basis regardless of the jurisdiction or type of flying service being provided. In fact, all bids of significant size are generated by a single global department, and those bids are reviewed and approved by the CODM and his central team. The final decision on pricing for all significant bids is taken centrally by the CODM. The aircraft types used in SAR are the same as used in oil

U.S. Securities and Exchange Commission, Division of Corporation Finance

and gas transportation (the difference being the removal of seats and the addition of rescue winches and enhanced electronics) and the maintenance of those aircraft is provided in many cases by a common team of engineers. Many of the Company’s flying crew, including ground staff and pilots, are part of a global touring pool that provides services across customer types.

One of the key metrics reviewed by the CODM at the start of each management meeting relates to aircraft safety. Helicopter Services’ safety record is considered in aggregate and is managed centrally with the Company, having a global standard for safety regardless of the jurisdiction or type of service being provided. This extends to providing standardized global training to global flying crews.

Finally, the Company’s variable compensation plans are based partially on consolidated results of the Company and partially on Helicopter Services segment results, but not on any lower measures of profitability. This aligns management behavior to ensure accountability for results at the Helicopter Services segment level as opposed to the customer level in the organization.

Notes to Interim Consolidated Financial Statements, F-74

Note 9: Income Taxes, page F-85

33.	Please explain to us and disclose as appropriate (i) the amount of the valuation allowance reversal and the amount of operating loss carryforwards that were affected, (ii) the tax planning initiative implemented that permitted the reversal, and (iii) why the tax planning initiative was available in fiscal 2012 relative to fiscal 2011 where the valuation allowance increased by $101 million.

Response: The Company supplementally advises the Staff that in the nine month period ended January 31, 2012 the Company recognized a valuation allowance of $7.6 million. This represents a $44.4 million variance when compared to the $52.0 million valuation allowance that was recognized during the nine months ended January 31, 2011. The reduction in the valuation allowance has been caused by (1) a reduction in income tax losses in the current fiscal year and (2) the reversal of certain valuation allowances in Brazil and Luxembourg.

The Company reversed certain valuation allowances that had previously been taken against deferred tax assets in Brazil in the amount of $7.0 million, which represented $20.0 million of tax loss carryforwards.

During fiscal 2012, the Company reached an agreement with the Brazilian tax authorities which meant that interest and penalties which were due on certain non-income tax liabilities could be settled through the use of income tax losses.

Previously, based on the weight of available evidence, it was not considered more-likely-than-not that any the loss carryforwards in Brazil would be realized and so a full valuation allowance had been taken against the related deferred tax assets.

U.S. Securities and Exchange Commission, Division of Corporation Finance

As a result of this agreement with the Brazilian tax authorities, the Company concluded that it was more-likely-than-not that $20.0M of the loss carryforwards would be utilized and so the valuation allowance which had previously been taken was reversed.

Prior to the finalization of the agreement with the Brazilian tax authorities, the Company did not consider utilization of the losses to be more-likely-than-not.

In addition, the Company was able to reverse the valuation allowance in the amount of $2.6 million as a result of a tax planning initiative related to one of the group’s Luxembourg entities. This represented $8.8 million of tax loss carryforwards. The tax planning initiative was conceived and implemented during fiscal 2012 and had not been considered or anticipated during fiscal 2011. As a result of the tax planning the Company recognized additional taxable income in Luxembourg, a jurisdiction in which it had previously had significant tax losses and taken a full valuation allowance against deferred tax assets related to tax loss carry-forwards.

In response to the Staff’s comment, we have modified the disclosure in the unaudited interim consolidated financial statements for the nine months ended January 31, 2012 and in Management’s Discussion and Analysis. Please see pages 57 and F-87 of Amendment No. 1.

Note 16: Contingencies, page F-89

34.	We note that the OFAC investigation has been ongoing since 2006. Given the amount of time that has transpired, please describe for us the factors that prevent you from determining the outcome of this matter or disclosing an estimated loss or range of estimated loss pursuant to ASC 450-20-20-4b.

Response: The Company supplementally submits to the Staff that the factors preventing it from determining the outcome of the OFAC investigation or estimating a loss or range of estimated loss include: (1) OFAC has not issued a charging letter or indicated whether a penalty will in fact be applied; (2) OFAC’s’ information requests do not provide the Company with sufficient insight to establish a potential range of exposure; (3) some of the transactions at issue may in fact be exempt from any penalties due to international treaties; and (4) OFAC has reassigned the investigation to different agents from time to time thereby resulting in delays and interruptions in the investigation.

Note 20: Subsequent Event, page F-92

35.	Please disclose what the terms “Exit Event” and “Final Exit Event” mean or the nature of such terms.

Response: In response to the Staff’s comment, the Company has modified its disclosure to ensure that the term “Exit Event” is appropriately defined. As the terms “Exit Event” and “Final Exit Event” are synonymous, the Company has removed the term “Final Exit Event” from its disclosure and instead referred simply to “Exit Event” in all instances. Please see page F-88 of Amendment No. 1 (Note 11 to the unaudited interim consolidated financial statements for the period ended January 31, 2012). The disclosure for this period has been updated to include a comprehensive description of the new stock based compensation plan.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Signatures, page II-20

36.	Please revise the second signature block of the signature page for Heli-One (U.S.) Inc. to identify the principal financial officer and principal accounting officer or controller. Please similarly revise the signature page for Heli-One USA Inc. Also, revise so that each registrant furnishes the signatures required by Section 6(a) of the Securities Act.

Response: In response to the Staff’s comment, we supplementally advise the Staff that:

1. The directors and officers of both Heli-One USA Inc. (“H1USA”) and Heli-One (U.S.) Inc. (“H1US”) are as follows:

Directors:	Larry Alexandre Russ Hill
Officers:	Larry Alexandre – President Russ Hill – Vice President & Corporate Secretary Jerry Rockstroh – Chief Procurement Officer

2.	None of the directors or officers of H1USA and H1US are appointed as the “chief accounting officer”, “chief financial officer” or “controller”.

3.	Section 6(a) of the Securities Act states: “….a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer)…”

The Company respectfully submits to the Staff that all directors and officers of both H1USA and H1US, who all have the power of management of those two companies, have signed the S-4 Registration Statement signature pages.

Exhibit 5.2

37.	Counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents. Please have counsel revise the last paragraph of section 2 by clarifying that it has examined all other documents it has deemed necessary to render its opinion. Please have counsel similarly revise Exhibits 5.3, 5.6, 5.7, 5.8, and 5.10 (including assumption 3.24).

Response: In response to the Staff’s comment, counsel have amended their opinion and we are herewith filing amended Exhibits 5.2, 5.3, 5.6, 5.7, 5.8 and 5.10 to Amendment No. 1.

38.	It is not appropriate for counsel to assume that there have been no amendments to, supplements to, or rescission of agreements to which its client is a party, or that there are no other arrangements or agreements between persons who include its client. Please have counsel revise assumptions (e), (f), and (j) on page 3 of the opinion accordingly. Please have counsel similarly revise Exhibits 5.3, 5.8, 5.11, and 5.12.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Response: In response to the Staff’s comment, counsel have amended their opinion and we are herewith filing amended Exhibits 5.2, 5.3, 5.8, 5.11, and 5.12 to Amendment No. 1.

39.	It is not appropriate for counsel to assume that resolutions authorizing the guarantees and related matters have not been amended, rescinded, revoked, or otherwise affected by subsequent action. Please have counsel revise accordingly. Please have counsel similarly revise Exhibits 5.3, 5.7, 5.8, 5.9, and 5.10.

Response: In response to the Staff’s comment, counsel have amended their opinion and we are herewith filing amended Exhibits 5.2, 5.3, 5.7, 5.8, 5.9 and 5.10 to Amendment No. 1.

40.	Purchasers of the notes are entitled to rely unconditionally on the legality opinion. Please have counsel revise the second paragraph of section 3 accordingly. Please have counsel similarly revise Exhibits 5.3, 5.7, 5.9, and 5.10.

Response: In response to the Staff’s comment, counsel have amended their opinion and we are herewith filing amended Exhibits 5.2, 5.3, 5.9 and 5.10 to Amendment No. 1.

The Company supplementally advises the Staff that it has been advised by Advokatfirmaet Thommessen AS (“Thommessen”) that Thommessen is unable to subject its legal opinion to the jurisdiction of the courts of another country. For this reason, Thommessen has amended Exhibit 5.7 to address all of the Staff’s comments, with the exception of the limitation on jurisdiction provision.

Exhibit 5.3

41.	It appears that assumptions 3.4 and 3.5 assume legal findings necessary to the conclusion that the Companies have the corporate power to execute the Transaction Documents. Please have counsel remove these assumptions or tell us why these assumptions are necessary and appropriate.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.3 to Amendment No. 1.

Exhibit 5.6

42.	It is not appropriate for counsel to qualify its opinion by reference to a state of knowledge. Please have counsel revise the last sentence of the third paragraph on page 1 and the last paragraph of section 2 of the opinion accordingly.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.6 to Amendment No. 1.

Exhibit 5.7

43.	Please have counsel revise assumption f) to limit the assumption factual matters only.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.7 to Amendment No. 1.

Exhibit 5.9

44.	It appears that assumptions in paragraph (e) on page 2 of the opinion assume legal findings necessary to the conclusion that the Dutch Companies validly exist and have the corporate power and authority to execute the Indenture. Please have counsel remove these assumptions or tell us why these assumptions are necessary and appropriate.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.9 to Amendment No. 1.

Other

45.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, we have amended the Registration Statement to update the financial statements. Please see pages F-69 to F-105 of Amendment No. 1.

46.	Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response: In response to the Staff’s comment, we have provided a currently dated consent from the independent registered public accountant with Amendment No. 1. Please see Exhibit 23.1 to Amendment No. 1.

*            *             *

U.S. Securities and Exchange Commission, Division of Corporation Finance

Please do not hesitate to call Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) or the undersigned (telephone: (650) 815-2640; email: llehot@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ LOUIS LEHOT

Louis Lehot for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Mr. William Amelio

    Ms. Rebecca Camden

    Russ Hill, Esq.

    Ms. Joan Hooper

    Ms. Melanie Kerr

    Michael O’Neill, Esq.

    Mr. Victor Pang

    Ms. Priscilla Shung

        CHC Helicopter S.A.

    Eric Spiekman

    Gary Miller

        Ernst & Young LLP

    Roger A. Klein, Esq.

    Jason R. Schendel, Esq.

    Jared Sams, Esq.

        Sheppard, Mullin, Richter & Hampton LLP